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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48287

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert Blum Municipals, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Van Ness Avenue, Suite 415
(No. and Street)

San Francisco (City) California (State) 94109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Blum 415-673-2793 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SEC Mail Processing
JUN 19 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Blum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert Blum Municipals, Inc., as of March 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public KINRY C. LOUIE

KINRY C. LOUIE
Notary Public - California
San Francisco County
Commission # 2232255
My Comm. Expires Feb 24, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Robert Blum Municipals, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Robert Blum Municipals, Inc. (the "Company") as of March 31, 2020, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
June 03, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Robert Blum Municipals, Inc.
Statement of Financial Condition
March 31, 2020

Assets

Cash	$	14,740
Receivable from clearing broker		504,551
Deposit at clearing broker		30,398
Securities owned, at fair market value		592,842
Deferred tax asset		34,000
Prepaids and deposits		3,113
Total assets	$	1,179,644
Liabilities		
Accounts payable and accrued liabilities	$	4,275
Payable to clearing broker		592,842
Liabilities subordinated to the claims of general creditors		250,000
Total liabilities		847,117
Commitments and Contingencies (Note 13)		
Stockholder's Equity		
Common stock, no par value, 25,000 shares authorized, 5,000 shares issued and outstanding		150,000
Retained earnings		182,527
Total stockholder's equity		332,527
Total liabilities and stockholder's equity	$	1,179,644

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Statement of Operations
For the Year Ended March 31, 2020

Revenues		
Trading	$	262,103
Interest		3,047
Total revenues		265,150
Expenses		
Employee compensation and benefits	$	169,545
Information services		42,820
Occupancy		29,715
Professional fees		27,563
Interest		22,500
Promotional		11,924
Regulatory		4,047
General and administrative		740
Total expenses		308,854
Net income (loss) before income tax provision		(43,704)
Income tax provision/(benefit)		(16,700)
Net income (loss)	$	(27,004)

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2020

	Shares	Common Stock	Retained Earnings	Total
Balance at March 31, 2019	5,000	$ 150,000	$ 209,531	$ 359,531
Net income (loss)		-	(27,004)	(27,004)
Balance at March 31, 2020	5,000	$ 150,000	$ 182,527	$ 332,527

Robert Blum Municipals, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended March 31, 2020

	Total
Balance at March 31, 2019	$ 250,000
Increase:	
Accrual of interest	22,500
Decrease:	
Payment of interest	(22,500)
Balance at March 31, 2020	$ 250,000

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Statement of Cash Flows
For the Year Ended March 31,2020

Cash flow from operating activities:		
Net Income (loss)		$ (27,004)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) Decrease in		
Receivable from clearing broker	$ 31,850	
Securities owned, at fair market value	(507,119)	
Pre-paids and deposits	4,301	
Deferred tax asset	(17,500)	
(Decrease) Increase in:		
Accounts payable and accrued liabilities	(2)	
Payable to clearing broker	507,119	
Total adjustments:		$ 18,649
Net cash provided by (used in) operating activities		(8,355)
Net cash provided by (used in) investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(8,355)
Cash at March 31, 2019		23,095
Cash at March 31, 2020		$ 14,740
Supplemental disclosure of cash information:		
Cash paid during the year for:		
Interest	$ 22,500	
Income taxes	$ 800	

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2020

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robert Blum Municipals, Inc. (the "Company") was incorporated in the State of California on April 17, 1995. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer. Substantially all of its business consists of trading municipal securities in a principal capacity.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned, at fair market value are municipal securities, which are classified as trading securities. They are stated at fair market value according to the established fair value hierarchy, as further disclosed in Note 6. Trading revenue consists of both realized gains or losses from the sale of municipal securities and unrealized gains or losses on municipal securities.

The Company earns revenue through the sale of municipal securities to its institutional clients and sophisticated market professionals. Securities transactions and expenses are recorded on a trade date basis. Securities transactions are delivered/received upon payment; and settled on a fully disclosed basis through the clearing broker.

The Company establishes a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards, calculated based on NOL only.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. Deferred tax assets and benefits are fully reserved due to the uncertainty of realization.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

NOTE 2: RECEIVABLE FROM CLEARING BROKER

Pursuant to the clearing agreement with Hilltop Securities Inc. ("Clearing Broker"), the Company introduces all of its securities transactions to the clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. The Clearing Broker has custody of the Company's deposit balance of $ 30,398 as of March 31, 2020, which serves as collateral for securities transactions pursuant to the clearance agreement.

The Company also maintains an interest-earning cash balance at the Clearing Broker that was $ 504,551 at March 31, 2020.

NOTE 3: PAYABLE TO CLEARING BROKER

As discussed in Note 2, the Company acquired its municipal bond positions using credit extended from the Clearing Broker. At March 31, 2020, the credit balance payable to the Clearing Broker was $ 592,842. To the extent that this liability is collateralized by the municipal bond positions owned and in the custody of the Clearing Broker, it is not included in aggregate indebtedness for the purpose of SEC Rule 15c3-1(c)(1).

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31.2020

NOTE 4: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ (17,500)	$ (17,500)
State	800	-	800
Total income taxes expense (benefit)	$ 800	$ (17,500)	$ (16,700)

The Company has available at March 31, 2020, unused Federal net operating loss, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of $34,000. The net operating loss begins to expire in the year 2036.

The Company is required to file income tax returns in both Federal and California tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For Federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of Federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for California purposes is generally four years. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2020, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 5: RELATED PARTY TRANSACTIONS

Interest paid on borrowings under subordinated liability agreements totaled $ 22,500 for the year ended March 31,2020, and was paid to the Company's sole shareholder. The Company leases all of its office equipment from the Company's sole shareholder. Lease payments for the equipment totaled $ 4,312 for the year ended March 31, 2020.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 6: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 — Quoted prices in active markets for identical securities.

Level 2 — Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 — Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

NOTE 6: FAIR VALUE MEASUREMENTS
(continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of March 31, 2020:

Assets	Level 1	Level 2	Level 3	Total
Securities owned, at fair market value	$ -	$ 592,842	$ -	$ 592,842
TOTALS	$ -	$ 592,842	$ -	$ 592,842

NOTE 7: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at March 31, 2020, are as follows:

Subordinated note, 9% due August 31, 2021	$ 100,000
Subordinated note, 9%, due June 30, 2022	$ 150,000
	$ 250,000

The equity subordinated borrowings are covered by agreements approved by FINRA, and are thus available in computing net capital under the uniform net capital rule of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The amount of $22,500 was paid in interest for the year ended March 31, 2020.

NOTE 8: PROFIT SHARING PLAN

The Company's profit sharing plan (the "Plan") covers all eligible employees. The plan was effective on August 1, 1995, and provides for a Company contribution of up to 25% of eligible compensation. All contributions to the plan are at the discretion of the Company. The Company made no contribution to the Plan for the year ended March 31, 2020.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31,2020

NOTE 9: CONTINGENCIES

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 10: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 11: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2020, the Company had net capital of $ 516,378 which was $ 416,378 in excess of its required net capital of $ 100,000; the Company's ratio of aggregate indebtedness to net capital was 0.01 to 1, which is less than the 15 to 1 maximum allowed.

NOTE 13: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into an extension of its lease agreement on May 15, 2015 amending its operating lease dated May 26, 2005, as previously amended on July 15, 2010. It is the intention of the Company not to renew the lease when it expires in July 2020.

At March 31, 2020, the minimum annual payments are as follows:

Year Ending March 31,

2021 (four months)	$ 5,154

Contingencies

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2020 or during the year then ended.

NOTE 14: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (ASUs").

Leases

In February, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also required expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending March 31, 2020.

Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

Robert Blum Municipals, Inc.

Schedule I - Computation of Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2020

Computation of Net Capital

Total Stockholder's equity		$ 332,527
Add:		
Subordinated liabilities allowable for net capital computation		250,000
Less: Non-allowable assets		
Pre-paids and deposits	$ (3,113)	
Deferred tax asset	(34,000)	
Total non-allowable assets		(37,113)
Net capital before haircuts		545,414
Haircut on marketable securities	(29,036)	
Total haircuts and undue concentration		(29,036)
Net Capital:		$ 516,378

Computation of Net Capital Requirement

Minimum capital required (6-2/3% of aggregated indebtedness)	$ 285	
Minimum dollar net capital requirement for broker-dealer	$ 100,000	
Net capital requirement (greater of above)		$ (100,000)
Excess net capital		$ 416,378
Aggregate indebtedness		$ 4,275
Ratio of aggregated indebtedness to net capital		0.01 : 1

Reconciliation of computation of Net Capital Under Rule 15c3-1

There are no material differences between the net capital computation shown above and the Company's corresponding unaudited Part II of Form X-17a-5 as of March 31, 2020.

Robert Blum Municipals, Inc.

Schedule II — Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 As of March 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Robert Bum Municipals, Inc.
Report on Exemption Provisions
Pursuant to SEC Rule 15c3-3(k)
For the Year Ended March 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Robert Blum Municipals, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Robert Blum Municipals, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Robert Blum Municipals, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Robert Blum Municipals, Inc. stated that Robert Blum Municipals, Inc. met the identified exemption provisions throughout the year ended March 31, 2020 without exception. Robert Blum Municipals, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Robert Blum Municipals, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
June 03, 2020

Robert Blum Municipals, Inc.

2000 Van Ness Avenue, Suite 415
San Francisco, CA 94109
Tel: (415) 673-2793
Fax: (415) 673-2796

Assertions Regarding Exemption Provisions

We, as members of management of Robert Blum Municipals, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from April 1, 2019 through March 31, 2020.

Robert Blum Municipals, Inc.

By:

Robert Blum
President